UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tower International, Inc.

File No. 001-34903 - CF#28065
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   Tower International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2012.

   Based on representations by Tower International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.60   through April 10, 2020
     Exhibit 10.61   through April 10, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Loan Lauren P. Nguyen
        Special Counsel